Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 27, 2020

Ms. Sherry Haywood Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. Registration Statement on Form S-1 Filed May 15, 2020 File No. 333-238320

Dear Ms. Haywood:

On behalf of our client, Mountain Crest Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 26, 2020 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Sherry Haywood May 27, 2020 Page 2

Registration Statement of Form S-1 filed May 15, 2020

Note 1- Description of Organization and Business Operations, page F-7

1.	You disclose here and throughout the filing, for example, pages 11 and 14, that the offering price and the initial redemption price are $10.00 per unit. You make numerous references also to an offering price and a redemption price of $10.20 per share here and elsewhere in the filing, for example, pages 13 and 25. Please revise to address the apparent discrepancy, or advise us why you believe that no revision is needed.

Response: Please note that the offering price of the units is $10.00 per unit and the redemption price of the units if $10.20 per unit. The Company has reviewed and revised the registration statement to correct any inconsistency.

Note 8 – Subsequent Events, page F-14

2.	Revise to update the date through which subsequent events were evaluated for the March 31, 2020 interim financial statements. Refer to ASC 855-10-50-1.

Response: The Company has updated the date through which subsequent events were evaluated for the March 31, 2020 interim financial statements.

Signatures, page 116

3.	Your principal accounting officer or controller also must sign the registration statement. Additionally, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.

Response: The signature blocks for the principal executive officer and principal financial and accounting officer on page 116 of the Amended S-1 have been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sherry Haywood May 27, 2020 Page 3

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner